

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 31, 2021

Tim O'Brien
Chief Financial Officer
N-able, Inc.
301 Edgewater Dr., Suite 306
Wakefield, Massachusetts 01880

> **Re:  N-able, Inc.**
>       **Registration Statement on Form S-1**
>       **Filed August 23, 2021**
>       **File No. 333-259014**

Dear Mr. O'Brien:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Brent L. Bernell, Esq.